NewLake Capital Partners, Inc.

27 Pine Street, Suite 50

New Canaan, CT 06840

September 21, 2021

VIA EDGAR AND EMAIL

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Austin Wood

Re:	Acceleration Request of NewLake Capital Partners, Inc.
Registration Statement on Form S-11 (File No. 333- 259416) CIK No. 0001854964

Dear Mr. Wood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NewLake Capital Partners, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Eastern time, on September 23, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Robert K. Smith at (202) 955-1611.

Thank you for your attention to this matter.

Very truly yours,

NEWLAKE CAPITAL PARTNERS, INC.

By:	/s/ David W. Weinstein
David Weinstein
Chief Executive Officer and Director

cc:	Robert K. Smith, Esq., Hunton Andrews Kurth LLP
Kathryn E. Saltz, Esq., Hunton Andrews Kurth LLP